UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated May 20, 2010.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: May 20, 2010

BluePhoenix to expend its software offering, will add COBOL software to the company portfolio

BluePhoenix and Veryant Partner to Target Open Platform COBOL Market, Bringing to the market the most competitive COBOL environment for open platforms

HERZLIYA, Israel, May 20, 2010 -- BluePhoenix Solutions (Nasdaq: BPHX), the leading provider of value-driven legacy IT modernization solutions, today announced a strategic partnership with Veryant, the COBOL and Java technology innovator, to add isCOBOL software to its portfolio, and include the software as part of the company leading suite of modernization tools and solutions. This new initiative is part of the company strategy to expand its software license sales.

As part of this partnership agreement, BluePhoenix will market and resell Veryant’s isCOBOL product, targeting existing open systems COBOL customers.

The main advantages of the new offering are:

•	The most cost effective solution to COBOL deployment on open platforms with significant lower software licensing fees compared to competitive solutions

•	An effective bridge from COBOL to the modern JAVA world

•	Advanced integration with leading tools and products used for legacy modernization

•	BluePhoenix strength and experience combined with a well proven COBOL solution

•	The company offers the best comprehensive suite for legacy modernization

With a team of over 750 highly experienced professionals, BluePhoenix provides end-to-end solutions for companies looking to move from outdated and costly legacy applications and COBOL platforms to newer technologies and architectures that foster innovation and improve business value. isCOBOL technology offers the unique ability to continue development in COBOL, while simultaneously modernizing and deploying applications across multiple platforms in an open Java framework.

“We believe that this new offering will change the COBOL landscape in the open platform market. Our partnership provides a very competitive solution. Customers will have the ability to move to a superior technology while significantly reducing the licensing and maintenance costs associated with running COBOL in open platform environments,” said Arik Kilman, CEO, BluePhoenix. “We estimate the annual open systems COBOL market to be valued at more than 300 million dollars. There are a multitude of companies facing steep COBOL licensing and maintenance fees and we believe that our joint offering is a compelling option in both technology and costs aspects.”

BluePhoenix has already successfully migrated several customers to Veryant’s isCOBOL technology, among them a U.S. government agency and a transportation and logistics firm.  In these cases, BluePhoenix delivered a modern, updated Java-based application framework that dramatically lowered ongoing software licensing fees.

To address the growing COBOL alternative market, BluePhoenix and Veryant will collaborate in co-marketing activities; BluePhoenix will also offer its customers first-line product support.

"I'm excited about our new strategic partnership with BluePhoenix. We believe that our innovative technology coupled with BluePhoenix’s ability to address the market will provide businesses with the software and service solutions required to successfully address today’s market challenges," commented Alfredo Iglesias, vice president of business development, Veryant. “isCOBOL provides a full-featured, affordable COBOL alternative to existing products while simplifying ongoing development and enhancing modernization initiatives.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 13 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

About Veryant

With an extensive COBOL and Java heritage, Veryant delivers software that optimizes IT resources, improves business performance, and revitalizes programming resources. Whether your business is extending applications with new user interfaces, evolving existing applications through SOA, or improving quality and distribution processes, Veryant's expertise and innovative products will increase the productivity of your applications. Veryant is headquartered in Phoenix, with offices worldwide. For more information, visit www.veryant.com.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com